Exhibit 8.1

Montgomery, McCracken, Walker & Rhoads, LLP
ATTORNEYS AT LAW

123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109
215-772-1500
Fax 215-772-7620

LibertyView
457 Haddonfield Road, Suite 600
Cherry Hill, NJ 08002
856-488-7700
Fax 856-488-7720

300 Delaware Avenue, Suite 750
Wilmington, DE 19801
302-504-7800
Fax 302-504-7820

1235 Westlakes Drive, Suite 200
Berwyn, PA 19312
610-889-2210
Fax 610-889-2220

September 1, 2004

Prescient Systems, Inc.
1247 Ward Avenue
Suite 200
West Chester, PA 19380

Re:	Agreement and Plan of Merger Among The Vialink Company,
Vialink Acquisition, Inc. and Prescient Systems, Inc.

Ladies and Gentlemen :

     We have acted as counsel to Prescient Systems, Inc., a Pennsylvania corporation (“Target”) in connection with a proposed reverse triangular merger (the “Merger”) of Target with and into Vialink Acquisition, Inc., a Pennsylvania corporation (“Acquisition Sub”) wholly owned by The Vialink Company, a Delaware corporation (“Parent”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated May 25, 2004 (the “Merger Agreement”) by and among Parent, Acquisition Sub, and Target. Acquisition Sub is a wholly owned subsidiary of Parent and was formed in anticipation of the Merger. This opinion is being rendered pursuant to Section 5.3(e) of the Merger Agreement.

     In connection with this opinion, we have examined and are familiar with the Merger Agreement and such other documents as we deem necessary and appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies. We have also assumed that all transactions referred to in the Merger Agreement were duly authorized and validly approved. In rendering the opinion set forth below, we have relied upon the accuracy of the representations and covenants of Parent and Target set forth in the Merger Agreement and in the Officer’s Certificates of Parent and Target which are attached hereto.

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, LLP

Prescient Systems, Inc.
September 1, 2004

     Target is in the business of developing and licensing computer software. It is authorized to issue 25,000,000 shares of common stock, 50,000 shares of Series A preferred stock, 50,000 shares of Series B preferred stock, and 50,000 shares of Series C preferred stock. Currently, 6,637,520 shares of common stock, 44,969 shares of Series A preferred stock, 39,628 shares of Series B preferred stock, and 23,647 shares of Series C preferred stock are issued and outstanding (collectively, the “Target Shares”). Except for Prescient Systems Limited, a U.K. limited company, which has made an election under Treasury Regulation §301.7701-3 to be classified as a “disregarded entity,” for federal income tax purposes, Target has no subsidiaries. Target is a “C” corporation and does not file a consolidated federal income tax return.

     Under the Merger Agreement, in exchange for all the Target Shares, Parent will issue to shareholders of the Target a combination of Parent’s voting common stock (“P Common Shares”), convertible voting Series E preferred stock (“P Series E Preferred Shares”), and convertible voting Series F preferred stock (“P Series F Preferred Shares”) and warrants to buy P Common Shares (P Common Warrants). Holders of Warrants to buy Target shares will receive P Common Shares. In the Merger, each share of Acquisition Sub issued and outstanding immediately prior to the Merger will be converted into common stock of Target, and Target will become a wholly owned subsidiary of Parent.

     Holders of P Series E Preferred Shares and P Series F Preferred Shares will be entitled to vote for directors of Parent in the same manner as holders of P Common Shares based on the number of P Common Shares that a holder of P Series E Preferred Shares or P Series F Preferred Shares would receive upon exercise of conversion rights. Neither P Series E Preferred Shares nor P Series F Preferred Shares permit the holder to require the Parent or a person related to Parent to redeem or purchase such shares, and neither Parent nor a person related to Parent has the right or obligation to call the P Series E Preferred Shares or the P Series F Preferred Shares. The dividend rate on the P Series E Preferred Shares is set at a fixed rate of such share’s liquidation preference. The P Series F Preferred Shares do not have a fixed dividend rate.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we consider relevant.

Montgomery, McCracken, Walker & Rhoads, LLP

Prescient Systems, Inc.
September 1, 2004

     Based upon and subject to the foregoing, we are of the opinion that:

     1. The Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code.

     2. Parent, Acquisition Sub and Target will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

     As a tax-free reorganization, the Merger will have the following federal income tax consequences for Target, Target’s shareholders, Acquisition Sub, and Parent:

     (1) No gain or loss will be recognized by Acquisition Sub upon the transfer of its assets to Target in exchange for common stock of Target and Target’s assumption of Acquisition Sub’s liabilities. See Code Sections 357(a) and 361(a).

     (2) Target’s basis in the assets acquired from Acquisition Sub in the Merger will be the same as the basis of such assets in the hands of Acquisition Sub immediately prior to the Merger. See Code Section 362(b).

     (3) Target’s holding period for the assets of Acquisition Sub received by Target in the exchange will include the period for which such assets were held by Acquisition Sub. See Code Section 1223(2).

     (4) No gain or loss will be recognized by Target on the receipt of the assets of Acquisition Sub in exchange for Target’s common stock. See Code Section 1032(a).

     (5) No gain or loss will be recognized by Parent upon the receipt of Target’s common stock in exchange for Acquisition Sub’s stock. See Code Section 354(a)(1).

     (6) No gain or loss will be recognized by a shareholder of Target upon the exchange of such shareholder’s Target Shares solely for a combination of P Common Shares, P Series E Preferred Shares, P Series F Preferred Shares and P Common Warrants. See Code Section 354(a)(1) Treasury Regulation Sections 1.354-1 and 1.354.3. No gain or loss will be recognized by a warrant holder of Target upon the exchange of such holder’s Target Warrants for P Common Shares. See Treasury Regulation Sections 1.354-1 and 1.354-3.

     (7) The aggregate basis of the P Common Shares, P Series E Preferred Shares, P Series F Preferred Shares and P Common Warrant received by a shareholder of Target in the Merger will be the same as such shareholder’s aggregate basis in such shareholder’s Target Shares and Warrants surrendered in exchange therefor. See Code Section 358(a)(1).

Montgomery, McCracken, Walker & Rhoads, LLP

Prescient Systems, Inc.
September 1, 2004

     (8) The holding period of the Parent stock received by a Target shareholder will include such shareholder’s holding period in the Target Shares and Target Warrants exchanged therefor, provided that such shareholder’s Target Shares and Target Warrants are held as a capital asset on the date of the exchange. See Code Section 1223(1).

     Except as set forth above, we express no opinion as to the tax consequences to any party as a result of the Merger or any transactions related to the Merger or contemplated by the Merger Agreement.

     This opinion is rendered only to Prescient Systems, Inc., and is intended solely for its benefit, and for the benefit of its shareholders, in connection with the Merger. This opinion may not be relied upon by any other person or entity for any other purpose, or quoted or relied upon by, any other person, firm or corporation for any purpose without our prior written consent. We are not assuming any professional responsibility to any other persons by rendering this opinion. Notwithstanding the foregoing, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 5.1 to the Registration Statement being filed by Precient to register its securities to be issued in the Merger. We also consent to the reference to our name under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

     The opinions expressed herein are given as of the date hereof and are based upon the Code, the Treasury Regulations promulgated thereunder, published rulings, and court decisions, all in effect on the date of this letter. We caution that the Code, Treasury Regulations, rulings and court decisions are subject to change or new interpretation, either prospectively or retroactively. No opinion is expressed as to the effect of any amendment to the Merger Agreement or any change in fact, circumstance or law subsequent to the date hereof.

Very truly yours,

/s/ Montgomery, McCracken, Walker & Rhoads, LLP

Montgomery, McCracken, Walker & Rhoads, LLP

MMWR:GME/rk